Exhibit 99.1

EASTERLY ACQUISITION CORP. AND JH CAPITAL PROVIDE BUSINESS AND TRANSACTION UPDATES TO INVESTORS

-- Greater confidence in achievement of 2018 earnings from newly signed contracts --

-- Accounting policy changes will not impact future cash flow but will alter GAAP results --

Los Angeles, CA, and New York, NY – December 8, 2017 – JH Capital Group Holdings, LLC (“JH Capital” or the “Company”), a leading specialty finance company in the debt recovery industry, and Easterly Acquisition Corp. (“Easterly”) (NASDAQ: EACQ) today announced business updates and an update to the anticipated timing to close the business combination announced on June 30, 2017.

Business Updates

Since June 2017, JH Capital has seen a strengthening in capital deployment opportunities that provide strong rates of return. JH Capital’s estimate for 2018E economic earnings has increased by approximately 12% from $50 million to $56 million since its June 30, 2017 projections. The Company now anticipates outperforming its capital deployment estimate for 2018 by $10 million, expecting to deploy a total of $219 million for 2018. The Company believes that if certain purchases had not been delayed due to the impact of hurricane season and if the business combination had closed as previously contemplated, providing immediate purchasing power, the Company could have outperformed its targeted purchases for 2017 by approximately 26%.

The debt recovery industry has performed well in the public markets with JH Capital’s public peers trading at higher levels.

Public Peer Trading Levels: Price / 2018E
	PRA Group (NASDAQ: PRAA)	Encore Capital Group (NASDAQ: ECPG)
June 29, 2017	13.5x	9.7x
December 7, 2017	21.7x	11.1x
Change	+61%	+14%

EACQ $10 Stock Price Discount	70%	40%
Source: JH Capital provided materials, Factset, SNL Financial. Market data as of December 7, 2017. Note: Using comparable Economic Earnings (see below for detail).

With the engagement of PricewaterhouseCoopers (“PwC”) as its new auditor, JH Capital and PwC have undertaken a ground-up review of all of JH Capital’s accounting policies and procedures, including clarification of certain accounting guidelines with the U.S. Securities and Exchange Commission (the “SEC”). This review has resulted in two changes that will not affect future cash flow, but will materially impact GAAP revenue and earnings. The first change is the determination that a greater population of portfolios should be accounted for using the cost recovery method versus the accretion method. The second change is that in accounting for the business combination, Easterly, rather than JH Capital, is expected to be the accounting acquirer, resulting in amortization from the fair value step-up of assets of the JH Capital companies. The determination of the accounting acquirer is subject to the number of public shares of Easterly common stock outstanding at the closing.

Projected Economic Earnings
($ in millions)	2017E	2018E	2019E
Economic Earnings	($2)	$56	$73

Impact of Cost Recovery Accounting	(25)	(49)	19
Purchase Price Amortization	-	(9)	(12)
Implementation of Double Declining Balance Amortization on Other Intangible Amortization	2	(2)	(14)
Net Income – New (GAAP)	($25)	($4)	$67

Transaction Process Updates

Easterly previously announced that it has scheduled a special meeting of its stockholders on December 14, 2017 to extend the date by which it must consummate a business combination to March 31, 2018.

Easterly and JH Capital anticipate filing with the SEC the preliminary proxy statement in connection with Easterly stockholders’ vote on the business combination in mid / late January 2018 and targeting a closing of the business combination in March 2018.

Illustrative Transaction Timeline
Currently	Finalizing JH Capital’s accounting policies and procedures with PwC
December 14	Easterly stockholder meeting to extend SPAC business combination deadline
Mid / Late January	File Preliminary Proxy Statement with the SEC
Early February	Expected to Receive SEC Comments on Initial Proxy Statement; File Amended Proxy Statement
Early March	Set Record Date for Easterly Stockholders/ Easterly Stockholder Vote Date
Mid / Late March	Conduct Deal Roadshow; Hold Special Meeting of Easterly Stockholders; Close Business Combination
Note: This Illustrative Transaction Timeline has been prepared by JH Capital and/or Easterly management in good faith on a basis believed to be reasonable and involves significant elements of subjective judgment and analysis as well as risks (many of which are beyond our control). Therefore, some or all of the events set forth above may not occur during the time periods listed.

“I am excited by the confidence we have in our 2018 projected performance,” said Douglas Jacobsen, JH Capital’s Chief Executive Officer. “We are witnessing the type of buying environment that we discussed with investors this summer. JH Capital will continue to benefit from these industry tailwinds and with 61% of our 2018 projected purchase volume already locked in, we are competitively positioned for the year ahead.”

“We see immense strength in the growth platform of JH Capital,” said Darrell Crate, Chairman of Easterly. “The base case assumption of $56 million in economic earnings for 2018 could be boosted by accretive opportunities not included in the forecast, including acquisitions and growth of the overall market. We look forward to closing in the first quarter of 2018.”

About JH Capital

JH Capital is a specialty finance business that offers end-to-end solutions to customers at every stage of the distressed credit cycle, from default to rehabilitation. Its largest segment buys defaulted consumer receivables and strategically places the accounts for collection. Additionally, JH Capital helps consumers rehabilitate their credit profile by advocating on their behalf in the settlement of third-party debt. By leveraging a proprietary combination of data and models, JH Capital can offer loans to select, prequalified consumers, pioneering financial solutions that aim to restore their credit profiles and refinance their existing obligations. JH Capital has a high level of earnings visibility created by contracted, fixed-price forward flow agreements to purchase debt from major financial institutions. Its data-driven, analytical culture has yielded consistent and predictable results relative to expectation.

About Easterly LLC

Easterly LLC is a private asset management holding company that has interests in boutique investment management firms.  Easterly’s core expertise is in acting as a principal to grow business platforms.  Easterly enhances businesses as a partner through capital formation, corporate development, and strategic implementation activities.  Easterly’s principals have a proven track record of delivering outperformance to both public and private investors across a variety of sectors. For more information about Easterly, please visit Easterly’s website at www.easterlycapital.com.

About Easterly Acquisition Corp.

Easterly Acquisition Corp. is a Special Purpose Acquisition Company sponsored by Easterly Acquisition Sponsor, LLC, an affiliate of Easterly LLC, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets. Easterly Acquisition Corp. completed its initial public offering in August 2015, raising $200 million in cash proceeds. Easterly Acquisition Corp.’s officers and certain of its directors are affiliated with Easterly LLC. For more information about Easterly Acquisition Corp., please visit their website at www.easterlyacquisition.com.

Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination (the “Proposed Transaction”) between Easterly and JH Capital and may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to the stockholders of Easterly for their approval. In connection with the stockholder vote on the Proposed Transaction, Easterly intends to file with the SEC a proxy statement on Schedule 14A. This communication is not a substitute for the proxy statement that the Company will file with the SEC or any other documents that the Company may file with the SEC or send to its stockholders in connection with the Proposed Transaction. When completed, Easterly will mail a definitive proxy statement to its stockholders in connection with Easterly’s solicitation of proxies for the special meeting of Easterly stockholders to be held to approve the business combination and related transactions. This presentation does not contain all the information that should be considered concerning the Proposed Transaction, including relevant risk factors that may be included in the proxy statement. It is not intended to provide the basis for any investment decision or any other decision in respect to the Proposed Transaction. Easterly stockholders and other interested persons are advised to read, when available, Easterly’s preliminary proxy statement, the amendments thereto, and the definitive proxy statement (including any documents incorporated by reference therein), as these materials will contain important information about JH Capital, Easterly, and the Proposed Transaction. A copy of the definitive proxy statement will be sent when available to all stockholders of Easterly seeking the required stockholder approvals. Investors and stockholders can obtain free copies of the preliminary proxy statement once it is available and other documents filed with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the preliminary proxy statement once it is available from Easterly by accessing Easterly’s website at www.easterlyacquisition.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements may relate to the Proposed Transaction and any other statements relating to future results, strategy and plans of Easterly and JH Capital (including certain projections, business trends, and statements which may be identified by the use of the words “plans”, “expects” or “does not expect”, “estimated”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or that state certain actions, events or results “may”, “could”, “would”, “might”, “projects”, “will” or “will be taken”, “occur” or “be achieved”). Forward-looking statements are based on the opinions and estimates of management of Easterly or JH Capital, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For JH Capital, these risks and uncertainties include, but are not limited to, its revenues and operating performance, general economic conditions, industry trends, legislation or regulatory requirements affecting the business in which it is engaged, management of growth, its business strategy and plans, fluctuations in debt purchasing, investigations or enforcement actions by governmental authorities; individual and class action lawsuits, the result of future financing efforts and its dependence on key personnel. For Easterly, factors include, but are not limited to, the successful combination of Easterly with JH Capital’s business, amount of redemptions, the ability to retain key personnel and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Additional information on these and other factors that may cause actual results and Easterly’s performance to differ materially is included in Easterly’s periodic reports filed with the SEC, including but not limited to Easterly’s Form 10-K for the year ended December 31, 2016 and subsequent Forms 10-Q. Copies may be obtained by contacting Easterly or the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Easterly undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Easterly and JH Capital, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the Proposed Transaction. Information about the directors and executive officers of Easterly is set forth in Easterly’s proxy statement on Schedule 14A filed on July 10, 2017. Information about the directors and executive officers of JH Capital and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in Easterly’s preliminary proxy statement, when available. Investors may obtain additional information about the interests of such participants by reading such proxy statement when it becomes available.

Contacts:

JH Capital	Easterly Acquisition Corp.

Investor Relations	Investor Relations
JH Capital Group Holdings, LLC	Easterly Acquisition Corp.
(818) 251-9911	(646) 712-8300
ir@jhcapitalgroup.com	ir@easterlyacquisition.com

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